Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Neither this announcement nor any copy thereof may be released into or distributed directly or indirectly in the United States or any other jurisdiction where such release or distribution might be unlawful.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act or pursuant to an exemption from, or in a transaction not subject to, registration under the U.S. Securities Act. The Company has no intention to register under the U.S. Securities Act any of the securities referred to herein or to conduct a public offering of securities in the United States, Hong Kong (“public” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong) or elsewhere.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

PLACING OF EXISTING SHARES

AND

TOP-UP SUBSCRIPTION OF NEW

SHARES UNDER GENERAL MANDATE

Joint Overall Coordinators and Capital Markets Intermediaries

Joint Placing Agents

The Board is pleased to announce that on July 14, 2025 (after trading hours), the Company, the Vendor and the Placing Agents entered into the Placing and Subscription Agreement, pursuant to which (i) the Vendor has agreed to appoint the Placing Agents, and the Placing Agents have severally (not jointly nor jointly and severally) agreed to act as agents of the Vendor, to procure on a best effort basis the Placees to purchase up to 22,000,000 Sale Shares at the Placing Price of HK$68.60 per Sale Share; and (ii) the Vendor has irrevocably agreed to subscribe for, and the Company has agreed to issue to the Vendor up to 22,000,000 new Subscription Shares under the General Mandate (and such number of Subscription Shares shall be the same as the number of Sale Shares actually placed by the Placing Agents pursuant to the Placing and Subscription Agreement) at the Subscription Price of HK$68.60 per Subscription Share (being the same as the Placing Price), in each case subject to the terms and conditions of the Placing and Subscription Agreement.

The maximum number of the Sale Shares represents approximately 6.29% of the existing issued share capital of the Company as at the date of this announcement and approximately 5.92% of the enlarged issued share capital of the Company immediately following the closing of the Subscription (assuming there will be no change to the issued share capital of the Company from the date of this announcement to the closing of the Subscription other than the issue by the Company of the Subscription Shares).

The Placing Price of HK$68.60 per Sale Share represents: (i) a discount of approximately 8.17% to the closing price of HK$74.70 per Share as quoted on the Stock Exchange on July 14, 2025, being the date of the Placing and Subscription Agreement; (ii) a discount of approximately 13.11% to the average closing price of HK$78.95 per Share as quoted on the Stock Exchange for the five consecutive trading days of the Shares immediately prior to (and including) the date of the Placing and Subscription Agreement; and (iii) a discount of approximately 1.71% to the average closing price of HK$69.795 per Share as quoted on the Stock Exchange for the 30 consecutive trading days of the Shares immediately prior to (and including) the date of the Placing and Subscription Agreement.

The gross proceeds to be raised from the Subscription are expected to be approximately HK$1,509.2 million and the net proceeds (after deducting all applicable costs and expenses, including commission and levies) arising from the Subscription are estimated to be approximately HK$1,492.5 million. On this basis, the net price per Sale Share will be approximately HK$67.84. The Company intends to apply the net proceeds arising from the Subscription in the manner detailed in the section headed “Reasons for the Placing and the Subscription and the Use of Proceeds” in this announcement.

The Subscription Shares will be allotted and issued under the General Mandate granted to the Directors pursuant to the resolutions of the Shareholders passed on May 19, 2025. As such, the allotment and issue of the Subscription Shares is not subject to the additional approval of the Shareholders.

Application will be made to the Stock Exchange for the approval for the listing of, and permission to deal in, the Subscription Shares, and shall comply with CSRC Rules and complete the CSRC Filings in connection with the Placing.

As the closing of the Placing and the Subscription are subject to the satisfaction (or the waiver, if applicable) of the Placing Conditions Precedent and the Subscription Conditions Precedent, the Placing and the Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and other securities of the Company.

PLACING OF EXISTING SHARES

The Board is pleased to announce that on July 14, 2025 (after trading hours), the Company, the Vendor and the Placing Agents entered into the Placing and Subscription Agreement, pursuant to which (i) the Vendor has agreed to appoint the Placing Agents, and the Placing Agents have severally (not jointly nor jointly and severally) agreed to act as agents of the Vendor, to procure on a best effort basis the Placees to purchase up to 22,000,000 Sale Shares at the Placing Price of HK$68.60 per Sale Share; and (ii) the Vendor has irrevocably agreed to subscribe for, and the Company has agreed to issue to the Vendor up to 22,000,000 new Subscription Shares under the General Mandate (and such number of Subscription Shares shall be the same as the number of Sale Shares actually placed by the Placing Agents pursuant to the Placing and Subscription Agreement) at the Subscription Price of HK$68.60 per Subscription Share (being the same as the Placing Price), in each case subject to the terms and conditions of the Placing and Subscription Agreement. The principal terms of the Placing and Subscription Agreement are set out below.

Date

July 14, 2025 (after trading hours)

Parties

(1)	The Company;

(2)	The Vendor;

(3)	J.P. Morgan; and

(4)	Citi.

The Vendor

As at the date of this announcement, the Vendor holds an aggregate of 22,054,131 Shares, including the Sale Shares, representing approximately 6.30% of the existing issued share capital of the Company as at the date of this announcement.

Issuer:                                                               The Company

Placing Agents:	(1)	J.P. Morgan Securities (Asia Pacific) Limited; and

	(2)	Citigroup Global Markets Limited

The Placing Agents

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Placing Agents and their respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

The Placees

The Placing Agents will place the Sale Shares to investors who are third parties independent of the Company and its connected persons. It is expected that the Sale Shares will be placed to not less than six Placees who shall be professional, institutional, and/or other investors that are, together with their respective ultimate beneficial owners, third parties independent of the Company and its connected persons.

The Sale Shares

The maximum number of the Sale Shares represents approximately 6.29% of the existing issued share capital of the Company as at the date of this announcement and approximately 5.92% of the enlarged issued share capital of the Company immediately following the closing of the Subscription (assuming there will be no change to the issued share capital of the Company from the date of this announcement to the closing of the Subscription other than the issue by the Company of the Subscription Shares).

Rights of the Sale Shares

The Sale Shares will be sold free and clear from all pledges, liens and encumbrances, equities, security interests or other claims (including any non-disposal undertakings or similar obligations) binding upon the Vendor.

Placing Price

The Placing Price of HK$68.60 per Sale Share represents:

(i)	a discount of approximately 8.17% to the closing price of HK$74.70 per Share as quoted on the Stock Exchange on July 14, 2025, being the date of the Placing and Subscription Agreement;

(ii)	a discount of approximately 13.11% to the average closing price of HK$78.95 per Share as quoted on the Stock Exchange for the five consecutive trading days of the Shares immediately prior to (and including) the date of the Placing and Subscription Agreement; and

(iii)	a discount of approximately 1.71% to the average closing price of HK$69.795 per Share as quoted on the Stock Exchange for the 30 consecutive trading days of the Shares immediately prior to (and including) the date of the Placing and Subscription Agreement.

The Placing Price was determined on arm’s length basis among the Company, the Vendor and the Placing Agents and with reference to the prevailing market price of the Shares, the recent trading volume of the Shares and the prospects of the Group. The Board (including the independent non- executive Directors) considers that the Placing Price and the terms of the Placing and Subscription Agreement are fair and reasonable and that the Placing is in the interests of the Company and the Shareholders as a whole.

Conditions Precedent to the Closing of the Placing

Closing of the Placing shall be subject to the satisfaction or, if applicable, waiver of the Placing Conditions Precedent which include, among other things:

(i)	the representations and warranties made by any of the Company and the Vendor pursuant to the Placing and Subscription Agreement being true and accurate and not misleading as at the date of the Placing and Subscription Agreement and the Closing Date; and

(ii)	each of the Company and the Vendor having complied with all of the agreements and undertakings and satisfied all of the conditions on its part to be complied with or satisfied under the Placing and Subscription Agreement on or before the Closing Date.

Pursuant to the Placing and Subscription Agreement, the Placing Agents in their sole discretion may waive any of the Placing Conditions Precedent.

Closing of the Placing

Closing of the Placing shall take place on July 17, 2025 or at such other time and/or date as the Vendor and the Placing Agents agree.

Termination

In the event that, among other things, (i) the Vendor does not deliver the Sale Shares on the Closing Date; or (ii) any of the Placing Conditions Precedent has not been satisfied or waived in writing pursuant to the Placing and Subscription Agreement, the Placing Agents may elect, in their sole discretion, to terminate the Placing and Subscription Agreement forthwith.

THE SUBSCRIPTION

Subscription Shares

The Vendor has irrevocably agreed to subscribe for, and the Company has agreed to issue to the Vendor, up to 22,000,000 new Subscription Shares under the General Mandate (and such number of Subscription Shares shall be the same as the number of Sale Shares actually placed by the Placing Agents pursuant to the Placing and Subscription Agreement) at the Subscription Price of HK$68.60 per Subscription Share (being the same as the Placing Price), free from all pledges, liens, charges and encumbrances, equities, security interests or other claims on the terms and subject to the constitutional documents of the Company and the conditions set out in the Placing and Subscription Agreement. Subject to the fulfillment of the Subscription Conditions Precedent, the Vendor agrees that its obligation to subscribe for the Subscription Shares is binding and irrevocable.

The maximum number of the Subscription Shares represents approximately 6.29% of the existing issued share capital of the Company as at the date of this announcement and approximately 5.92% of the enlarged issued share capital of the Company immediately following the closing of the Subscription (assuming there will be no change to the issued share capital of the Company from the date of this announcement to the date of closing of the Subscription other than the issue by the Company of the Subscription Shares).

Ranking of the Subscription Shares

The Subscription Shares shall, when fully paid, rank pari passu in all respects with the other Shares in issue or to be issued by the Company on or prior to the date of closing of the Subscription including the rights to all dividends and other distributions declared, made or paid on or after the date of allotment of the Subscription Shares.

Subscription Price

The Subscription Price is the same as the Placing Price. The aggregate nominal value of the Subscription Shares is US$2,200.

Conditions Precedent to the Closing of the Subscription

Closing of the Subscription is conditional upon the fulfilment of the following conditions:

(i)	the Listing Committee granting the approval for the listing of and permission to deal in the Subscription Shares and such listing approval and permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Subscription Shares pursuant to the Placing and Subscription Agreement; and

(ii)	the closing of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement.

The Placing and Subscription Agreement has not provided for the right of the parties to waive the above conditions.

Closing of the Subscription

Closing of the Subscription shall take place on the second clear business day after the date upon which the last of the Subscription Conditions Precedent has been satisfied, provided that it shall take place on a date no later than 14 days after the date of the Placing and Subscription Agreement, or at such other time and/or date as the Company, the Vendor and the Placing Agents may agree in writing and in compliance with the Listing Rules.

Pursuant to Chapter 14A of the Listing Rules, if the Subscription is not completed within 14 days after the date of the Placing and Subscription Agreement, the Subscription will constitute a non- exempt connected transaction of the Company, and in such case, the Company would need to issue a circular and hold an extraordinary general meeting to seek the approval of the independent Shareholders before the Subscription can proceed.

Lock-up Arrangements of the Vendor

Pursuant to the Placing and Subscription Agreement, during the Lock-up Period, being the period beginning on the date of the Placing and Subscription Agreement and ending on the date which is 90 days after the Closing Date, save for the placing of the Sale Shares under the Placing and Subscription Agreement, the Vendor shall not and shall procure that none of its nominees, any person controlled by it, any trust associated with it or any person acting on its or their behalf shall, without the prior written consent of the Placing Agents:

(i)	offer, sell, lend, contract to sell, pledge, grant any option over, make any short sale or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Vendor or any Affiliate of the Vendor or any person in privity with the Vendor or any Affiliate of the Vendor), directly or indirectly, any equity securities of the Company or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Company;

(ii)	enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in paragraphs (i) or (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise; or

(iii)	publicly announce an intention to effect any such transaction.

Lock-up Arrangements of the Company

Pursuant to the Placing and Subscription Agreement, during the Lock-up Period, being the period beginning on the date of the Placing and Subscription Agreement and ending on the date which is 90 days after the Closing Date, save for (i) the issue of the Subscription Shares under the Placing and Subscription Agreement; (ii) the grant of awards or options or issuance of ordinary Shares pursuant to any outstanding awards or options under the Company’s existing share incentive plans; and (iii) the establishment of a trading plan by the Company pursuant to Rule 10b5-1 under the

U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the transfer of the Company’s ordinary Shares or ADSs, provided that (a) such plan does not provide for the transfer of ordinary shares or ADSs during the Lock-Up Period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the Lock-Up Period, the Company shall not, without the prior written consent of the Placing Agents:

(i)	effect or arrange or procure placement of, allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for, or enter into any transaction which is designed to, or might reasonably be expected to, result in any of the aforesaid (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, any equity securities of the Company or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Company;

(ii)	enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in paragraphs (i) or (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise; or

(iii)	publicly announce an intention to effect any such transaction.

GENERAL MANDATE

The Subscription Shares will be allotted and issued under the General Mandate. As at the date of this announcement, the number of new Shares that can be issued by the Company under the General Mandate is 69,689,796 Shares. Up to the date of this announcement, no Shares have been issued by the Company pursuant to the General Mandate. The allotment and issue of the Subscription Shares will utilize approximately 31.57% of the General Mandate. As such, the allotment and issue of the Subscription Shares is not subject to the additional approval of the Shareholders.

APPLICATION FOR LISTING

Application will be made to the Stock Exchange for the approval for the listing of, and permission to deal in, the Subscription Shares.

CSRC FILINGS

The Company shall comply with CSRC Rules and complete the CSRC Filings in connection with the Placing.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND THE USE OF PROCEEDS

The Group is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers.

Assuming all the Sale Shares are fully placed and the Subscription Shares are fully subscribed for by the Vendor, the gross proceeds to be raised from the Subscription are expected to be approximately HK$1,509.2 million and the net proceeds (after deducting all applicable costs and expenses, including commission and levies) arising from the Subscription are estimated to be approximately HK$1,492.5 million. On this basis, the net price per Sale Share will be approximately HK$67.84.

The Directors consider that the Placing and the Subscription represents an opportunity to further raise capital for the Company in order to enable the Company to commercialize a newly approved core product, prepare for commercialization of other yet to be approved core products and advance early stage compounds through their development cycle, while broadening its Shareholder base. The Directors are of the view that the Placing and the Subscription would further strengthen the financial position of the Group and provide additional working capital to the Group. The funds raised from the Placing and the Subscription will enable the Company to continue the development of its pipeline candidates, including advancing clinical pivotal studies and preparing for the commercialization of newly approved products. In addition, the Company has a number of early- stage pipeline candidates that require further development, necessitating the continued raising of funds from the market to support these efforts. The Company expects to use the net proceeds from the Placing in the following manner:

(i)	approximately 40% will be used for commercialization efforts, including expanding coverage and improving patient access;

(ii)	approximately 35% will be used for global clinical development to advance the core pipeline candidates of the Company; and

(iii)	approximately 25% will be used for infrastructure and working capital to strengthen global operations.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: The Company cannot guarantee that it will be able to develop, or ultimately market, any of the products in its pipeline successfully. Shareholders and potential investors are advised to exercise due care when dealing in the securities of the Company.

The approximations of the utilization of such proceeds are based on the Company’s current plans and intentions as of the date of this announcement. However, these plans are subject to change depending on future developments and changes in circumstances.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) as at the date of this announcement; (ii) immediately after the closing of the Placing but before the closing of the Subscription (assuming the Sale Shares are fully placed and there is no change in the issued share capital of the Company between the date of this announcement and the closing of the Placing); and (iii) immediately following the closing of the Placing and the Subscription (assuming the Sale Shares are fully placed, the Subscription Shares are fully subscribed for, and there is no change in the issued share capital of the Company between the date of this announcement and the closing of the Placing and the Subscription) are set out below.

Shareholder	As at the date of this announcement		Immediately after the closing of the Placing but before the closing of the Subscription		Immediately following the closing of the Placing and the Subscription
	Number of Shares held	Approximate percentage of total Shares in issue	Number of Shares held	Approximate percentage of total Shares in issue	Number of Shares held	Approximate percentage of total Shares in issue
Substantial Shareholders
– Dr. Zhai SPV(1)(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
– Dr. Yang(2)(3)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
– Dr. Wang(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
– Dr. Guo(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
– Dr. Zhai(1)(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
The Vendor(3)	22,054,131	6.30%	54,131	0.02%	22,054,131	5.93%
The Placees	–	–	22,000,000	6.29%	22,000,000	5.92%
Other Shareholders	289,188,005	82.66%	289,188,005	82.66%	289,188,005	77.77%
Total	349,853,466	100.00%	349,853,466	100.00%	371,853,466	100.00%

Notes:

(1)	Dr. Zhai SPV is beneficially owned by (i) Dr. Zhai (3%) and (ii) the Zhai Family Trust (97%). The Zhai Family Trust was established by Dr. Zhai as settlor for the benefits of her family members. South Dakota Trust is the trustee of the Zhai Family Trust. Dr. Zhai is also a director of Dr. Zhai SPV.

(2)	Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of the Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV is deemed to be interested in an aggregate of 17.34% shareholding interest in the Company as at the date of this announcement and an aggregate of approximately 16.31% shareholding interest in the Company immediately following the closing of the Placing and the Subscription.

(3)	The number of shares held by Dr. Yang has included the number of shares held by the Vendor which is a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members.

(4)	The percentage of total Shares in issue may not add up to 100% due to rounding.

FUND RAISING ACTIVITIES OF THE COMPANY DURING THE PAST 12 MONTHS

On January 24, 2025 (Hong Kong time), the Company issued 7,325,000 ADSs (“Firm ADS”) (representing 29,300,000 Underlying Shares) on NASDAQ at the offer price of US$17.25 per ADS (equivalent to approximately HK$33.57 per Underlying Share based on the representation ratio). Each ADS represents 4 newly issued ordinary Shares as Underlying Shares. The closing under the underwriting agreement of the Firm ADSs took place on January 28, 2025 (U.S. Eastern time). The underwriters partially exercised the over-allotment option, involving a total of 935,144 ADSs (“Option ADSs”) (representing 3,740,576 Underlying Shares) at the offer price of US$17.25 per ADS (equivalent to approximately HK$33.57 per Underlying Share based on the representation ratio). The closing in respect of the over-allotment option took place on February 13, 2025 (U.S. Eastern time).

Therefore, the Company has issued a total of 8,260,144 ADSs (representing 33,040,576 Underlying Shares). After the issuance, the total number of the Company’s shares increased from 315,226,005 Shares to 348,266,581 Shares. The aggregate gross proceeds raised under the Offering were approximately US$142.5 million (equivalent to approximately HK$1,106.8 million). The net proceeds under the Offering were approximately US$132.5 million (equivalent to approximately HK$1,029.3 million) after deduction of the underwriting fee of approximately US$10.0 million (equivalent to approximately HK$77.5 million). There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcements of the Company dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the remaining amount of the net proceeds in accordance with such intended purposes depending on actual business needs.

The table below sets out the planned applications of the net proceeds from the Offering and the actual usage as at the date of this announcement.

Use of proceeds	Planned allocation of net proceeds	Utilized amount as at the date of this announcement	Expected timeline for utilizing the remaining balance of net proceeds from the Offering

To pursue NDA approval of lisaftoclax for r/r CLL in China and to prepare for commercial launch in China, advance the clinical development of lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for lisaftoclax	US$50.0-60.0 million	US$21.5 million	June 30, 2026

To advance the clinical development of olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of olverembatinib into earlier lines and other indications	US$30.0-40.0 million	US$6.3 million	June 30, 2026

To fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial for alrizomadlin	US$10.0-20.0 million	US$3.1 million	June 30, 2026

For the development of our future pipeline programs and for working capital and general corporate purposes	The remainder of the net proceeds	US$2.9 million	June 30, 2026

Total	US$132.5 million	US$33.8 million

Save as disclosed above, the Company has not conducted any fund raising activities in the past 12 months immediately preceding the date of this announcement.

INFORMATION ABOUT THE GROUP AND THE VENDOR

The Group is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers.

The Vendor is a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust Company LLC is a trustee.

As the closing of the Placing and the Subscription are subject to the satisfaction (or the waiver, if applicable) of the Placing Conditions Precedent and the Subscription Conditions Precedent, the Placing and the Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and other securities of the Company.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms used herein have the following meanings:

“ADS(s)”	American depositary share(s), each ADS represents 4 ordinary Shares

“Affiliate”	has the meaning ascribed to it under Rule 501(b) of Regulation D under the U.S. Securities Act

“BCR-ABL”	a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22, which is found in most patients with chronic myelogenous leukemia, and in some patients with acute lymphoblastic leukemia or acute myelogenous leukemia

“Board”	the board of Directors

“BVI”	the British Virgin Islands

“Citi”	Citigroup Global Markets Limited

“CLL”	chronic lymphocyric leukemial, a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen

“Closing Date”	July 17, 2025 or at such other time and/or date as the Vendor and the Placing Agents agree

“Company”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017 and the Shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 6855)

“Concert Party Confirmation Deed”	the concert party confirmation deed dated August 11, 2018 executed by Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai, Founders SPV and Dr. Zhai SPV, to confirm, agree and acknowledge, among other things, that they are parties acting in concert in relation to our Group since December 5, 2016 and will continue to act in concert after the Listing

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Core Product”	has the meaning ascribed to it under Chapter 18A of the Listing Rules. For the purpose of this announcement, our Core Product is HQP1351

“CSRC”	the China Securities Regulatory Commission (中國證券監督管理委員會)

“CSRC Filing(s)”	any letters, filings, correspondences, communications, documents, replies, undertakings and submissions in any form, including any amendments, supplements and/or modifications thereof, made or to be made to the CSRC, relating to or in connection with the Placing and Subscription pursuant to the CSRC Filing Rules and other applicable rules and requirements of the CSRC (including but not limited to the CSRC Filing Report)

“CSRC Filing Report”	the filing report of the Company in relation to the Placing and Subscription, including any amendments, supplements and/or modifications thereof, to be submitted to the CSRC pursuant to Article 13 of the CSRC Filing Rules

“CSRC Filing Rules”	the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (境內企業境外發行證券和上市管理試行辦法) and supporting guidelines issued by the CSRC on February 17, 2023 (as amended, supplemented or otherwise modified from time to time)

“CSRC Rules”	the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定) issued by the CSRC on February 24, 2023 (as amended, supplemented or otherwise modified from time to time) and the CSRC Filing Rules

“Directors”	the directors of the Company

“Dr. Guo”	Dr. Guo Edward Ming, the chief operating officer of the Company and a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, a non-executive Director and a Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, the chairman of the Board, the chief executive officer of the Company, the executive Director, a Substantial Shareholder, and the spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, the chief medical officer of the Company, a Substantial Shareholder, and the spouse of Dr. Yang

“Dr. Zhai SPV”	HealthQuest Pharma Limited, a company incorporated in BVI with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Yifan Zhai Dynasty Trust), and a Substantial Shareholder

“Founders SPV”	Ascentage Limited (now dissolved), a company incorporated in BVI with limited liability which is owned by Dr. Yang (for himself and as settlor of the Dajun Yang Dynasty Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Ming Edward Guo Dynasty Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Shaomeng Wang Dynasty Trust) as to 26.78%

“General Mandate”	the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to allot, issue and deal with up to 20% of the then issued share capital of the Company

“Group” or “our”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HQP1351”	formerly known as D824, or GZD824; our third-generation BCR- ABL inhibitor, which was designed to overcome drug resistance caused by BCR-ABL kinase mutants such as T315I mutants, and our Core Product

“J.P. Morgan”	J.P. Morgan Securities (Asia Pacific) Limited

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange on October 28, 2019

“Listing Committee”	the Listing Committee of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Lock-up Period”	the period beginning on the date of the Placing and Subscription Agreement and ending on the date which is 90 days after the Closing Date

“NDA”	new drug application

“Offering”	the offering of ADSs in the United States by the Company

“Placee(s)”	any professional, institutional and/or other investor(s) procured by the Placing Agents to subscribe for any of the Sale Shares pursuant to the Placing and Subscription Agreement

“Placing”	the placing of 22,000,000 Sale Shares to the Placees at the Placing Price pursuant to the terms and conditions of the Placing and Subscription Agreement

“Placing Agents”	collectively, J.P. Morgan (Asia Pacific) Limited and Citigroup Global Markets Limited, and each a Placing Agent

“Placing and Subscription Agreement”	the placing and Subscription agreement entered into among the Company, the Vendor and the Placing Agents dated July 14, 2025 in relation to the Placing and the Subscription

“Placing Conditions Precedent”	the conditions precedent to the closing of the Placing

“Placing Price”	HK$68.60 per Sale Share

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“r/r”	disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory)

“Sale Shares”	up to 22,000,000 Shares beneficially owned by the Vendor and to be placed by the Placing Agents under the Placing pursuant to the terms and conditions of the Placing and Subscription Agreement

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a nominal value of US$0.0001 each

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription”	the subscription of the Subscription Shares by the Vendor at the Subscription Price pursuant to the terms and conditions of the Placing and Subscription Agreement

“Subscription Conditions Precedent”	the conditions precedent to the closing of the Subscription

“Subscription Price”	the price payable per Subscription Share by the Vendor, which price shall be the same as the Placing Price (being HK$68.60 per Subscription Share)

“Subscription Shares”	up to 22,000,000 new Shares (and such number shall be the same as the number of Sale Shares actually placed by the Placing Agents pursuant to the Placing and Subscription Agreement) to be allotted and issued by the Company to the Vendor under the Subscription

“Substantial Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai and Dr. Zhai SPV

“Underlying Shares”	new ordinary Share(s) to be issued as the underlying securities of the ADS

“U.S. Securities Act”	the United States Securities Act of 1933, as amended “United States” the United States of America
“US$”	United States dollars, the lawful currency of the United States

“Vendor”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust Company LLC is a trustee

“%”	per cent

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, July 14, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.